UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of December 2004

FIAT S.p.A.
(Translation of Registrant’s name into English)

Via Nizza 250

Torino, Italy 10126
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by
furnishing the information contained in the form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ] No [X]

TABLE OF CONTENTS

FIAT ANSWER TO EDF

SIGNATURES

FIAT ANSWER TO EDF

Fiat has been advised today by EDF that it intends to invoke the arbitration rights available under the Put Option Agreement signed between EDF and Fiat Energia in September 2002. The Put Option Agreement gives the right to Fiat Energia to sell its stake in ItalenergiaBis for a consideration which will not be less than Euro 1,147,377,891.

EDF has claimed that certain recent changes to Italian legislation have raised uncertainty regarding the nature and extent of rights and interests that it would acquire under such Put Option Agreement.

Fiat has reviewed its legal position on the issues raised by EDF and it is certain that its right under the Put Option Agreement are unaffected by the position communicated today by EDF in its letter. As a result, it intends to fully protect its rights in whatever proceedings EDF invokes under the Put Option Agreement and to monetize its rights under the terms and conditions of such Agreement.

December 17, 2004

The Put Option Agreement is available on Fiat website (www.fiatgroup.com)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 17, 2004

FIAT S.p.A.

BY: /s/ Mario Rosario Maglione
_____________________________

Mario Rosario Maglione

Power of Attorney